UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. )*

Westside Energy Corporation (Name of Issuer)
Common Stock (Title of Class of Securities)
96149R100 (CUSIP Number)
September 10, 2007 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[		] Rule 13d-1(b)
[	X	] Rule 13d-1(c)
[		] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 96149R100

1.	Names of Reporting Persons. Westside Resources, Inc. I.R.S. Identification Nos. of above persons (entities only). 74-3092480

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]

3.	SEC USE ONLY

4.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With:	5.
Sole Voting Power
1,031,710, except that Jimmy D. Wright, the sole director, officer and shareholder of Riverbend Gas, Inc. ("Riverbend"), a Nevada corporation and the general partner of Westside Resources, L.P., may be deemed to have sole voting power over these shares.

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,031,710, except that Jimmy D. Wright, the sole director, officer and shareholder of Riverbend, may be deemed to have sole voting power over these shares.

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,031,710

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 4.7%

12.	Type of Reporting Person PN
2

SCHEDULE 13G
CUSIP No. 96149R100

1.	Names of Reporting Persons. Riverbend Gas, Inc. I.R.S. Identification Nos. of above persons (entities only). 37-1442330

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]

3.	SEC USE ONLY

4.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,031,710, except that Jimmy D. Wright, the sole director, officer and shareholder of Riverbend, may be deemed to have sole voting power over these shares.

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,031,710, except that Jimmy D. Wright, the sole director, officer and shareholder of Riverbend, may be deemed to have sole voting power over these shares.

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,031,710

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 4.7%

12.	Type of Reporting Person CO
3

SCHEDULE 13G
CUSIP No. 96149R100

1.	Names of Reporting Persons. Jimmy D. Wright I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]

3.	SEC USE ONLY

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.
Sole Voting Power
1,031,710, all of which are held directly by Westside Resources, L.P., a partnership whose general partner is Riverbend for which Mr. Wright serves as the sole director, officer and shareholder. Accordingly, Westside Resources, L.P. may be deemed to have sole voting power over these shares.

	6.	Shared Voting Power 0

7.
Sole Dispositive Power
1,031,710, all of which are held directly by Westside Resources, L.P., a partnership whose general partner is Riverbend for which Mr. Wright serves as the sole director, officer and shareholder. Accordingly, Westside Resources, L.P. may be deemed to have sole voting power over these shares.

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,031,710

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 4.7%

12.	Type of Reporting Person IN
4

Item 1.
(a)	Name of Issuer Westside Energy Corporation
(b)	Address of Issuer's Principal Executive Offices 3131 Turtle Creek Blvd., Suite 1300, Dallas, Texas 75219

Item 2.
(a)
Name of Person Filing

This Statement is filed by Westside Resources, L.P., a Texas limited partnership, Riverbend Gas, Inc. ("Riverbend"), a Nevada corporation and the general partner of Westside Resources, L.P., and Jimmy D. Wright. Mr. Wright is the sole director, officer and shareholder of Riverbend. Because of his status as such, Mr. Wright may be deemed to have sole voting power and sole investment power over the shares held by Westside Resources, L.P.

(b)	Address of Principal Business Office or, if none, Residence 2100 West Loop South, Suite 900, Houston, Texas 77027
(c)	Citizenship Westside Resources, L.P. is a Texas limited partnership, and Riverbend is a Nevada corporation. Jimmy D. Wright is a citizen of the United States of America.
(d)	Title of Class of Securities Common Stock
(e)	CUSIP Number 96149R100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
(a)	Amount beneficially owned: See Row 9 of the cover page for each Reporting Person.
(b)	Percent of class: See Row 11 of the cover page for each Reporting Person.
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote See Row 5 of the cover page for each Reporting Person.
	(ii)	Shared power to vote or to direct the vote 0
	(iii)	Sole power to dispose or to direct the disposition of See Row 7 of the cover page for each Reporting Person.
	(iv)	Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

Instruction: Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 10, 2007
WESTSIDE RESOURCES, L.P.

By:	/s/ Riverbend Gas, Inc. by Jimmy D. Wright Riverbend Gas, Inc. by Jimmy D. Wright
Title:	President

RIVERBEND GAS, INC.

By:	/s/ Jimmy D. Wright Jimmy D. Wright
Title:	President

Jimmy D. Wright

By:	/s/ Jimmy D. Wright Jimmy D. Wright
Title:	Individually

5

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(f)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate. This Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

Dated: March 3, 2004

WESTSIDE RESOURCES, L.P.	RIVERBEND GAS, INC.

By: Riverbend Gas, Inc.

By: /s/Jimmy D. Wright
By: /s/Jimmy D. Wright	Jimmy D. Wright,
Jimmy D. Wright,	President
President

/s/Jimmy D. Wright
Jimmy D. Wright, individually